Dome Audio Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (128,571)	$ (95,078)
Depreciation	1,919	1,920
Increase/decrease in accrued interest payable	-	7,810
Changes in operating assets and liabilities:		
Inventory	(36)	-
Net cash used in operating activities	(126,688)	(85,348)
Cash flows from investing activities		
Purchase of property and equipment	-	(6,698)
Net cash used in investing activities	-	(6,698)
Cash flows from financing activities:		
Note proceeds, net repayments	152,935	140,300
Capital Distributions	(37,127)	(68,098)
Members' Contributions	-	19,487
Paid-in-capital	11,032	-
Net cash provided by financing activities	126,840	91,689
Net cash increase for period	152	(357)
Cash at beginning of period	5,499	5,856
Cash at end of year	$ 5,651	$ 5,499
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -